

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Lewis Silberman
Co-Chief Executive Officer
GSR II Meteora Acquisition Corp.
418 Broadway, Suite N
Albany, New York 12207

>   **Re: GSR II Meteora Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 5, 2022**
>   **File No. 001-41305**

Dear Lewis Silberman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Steven Stokdyk